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   FORM 4
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[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. SEE Instructions 1(b).



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(A) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940


(Print or Type Responses)
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1.   Name and Address of Reporting Person*

    BUNCE (1)(2)                     JOHN, JR.           L.
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   (Last)                           (First)             (Middle)

    C/O HELLMAN & Friedman
    One Maritime Plaza, Suite 1200
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                                    (Street)

    SAN FRANCISCO                    CA                   94111
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     ARCH CAPITAL GROUP, LTD. (NASDAQ - ACGL)

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3.   I.R.S. or Social Security Number of Reporting Person (Voluntary)



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4.   Statement for Month/Year

     9/19/02

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by More than One Reporting Person

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
================================================================================
          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date (Month/  ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

COMMON SHARES, PAR VALUE              9/19/02       X               1,113,289    A     $20.00   1,115,626(3)   I          PARTNERSH-
$0.01 PER SHARE (1)(2)                                                                                                     SHIP (2)
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE Instruction
  4(b)(v).
                                                                 SEC 1474 (7-96)


                                                                          (Over)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
CLASS A WARRANTS    $20.00   9/19/02  X            1,113,289 11/20/01 9/19/02  COMMON  1,113,289       10,781,838(4)  I      PARTNE-
TO PURCHASE COMMON                                                             SHARES                                         RSHIP
SHARES (1)(2)
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====================================================================================================================================

Explanation of Responses:

(1)  The security holders are HFCP IV (Bermuda), L.P. (HFCP IV Bermuda), H&F

     International Partners IV-A (Bermuda), L.P. (HFIP IV-A Bermuda), H&F International Partners IV-B (Bermuda), L.P. (HFIP IV-B Bermuda) and H&F Executive Fund IV (Bermuda), L.P. (HFEF Bermuda). H&F Investors IV (Bermuda), L.P. (HFI IV Bermuda) is the sole general partner of each of HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda and HFEF Bermuda. H&F Corporate Investors IV (Bermuda) Ltd. (HFCI Bermuda) is the sole general partner of HFI IV Bermuda. A nine member investment committee of HFCI Bermuda ("the Investment Committee") has investment discretion over the securities. As a result, HFCI Bermuda and HFI IV Bermuda may be deemed to control HFCP IV Bermuda, HFIP IV-A Bermuda, HFIP IV-B Bermuda, HFEF Bermuda and HFI IV Bermuda. The members of the Investment Committee disclaim beneficial ownership, except to the extent of their respective indirect pecuniary interests in the issuer.

(2) Mr. Bunce, a member of the Investment Committee, is a 9.9% shareholder of HFCI Bermuda. All derivative securities and 1,113,289 Common Shares are indicated as owned by Mr. Bunce are included because of his affiliation with HFCI Bermuda. Mr. Bunce may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the Common Shares beneficially owned by these entities, except to the extent of his indirect pecuniary interest in the issuer held through such entities.

(3) Includes 2,337 Common Shares issued to Mr. Bunce in consideration of his services as a director of the issuer, which Common Shares are held for the benefit of the security holders.

(4) Includes options to purchase 1,800 Common Shares issued to Mr. Bunce in consideration of his services as a director of the issuer, which Common Shares are held for the benefit of the security holders


               By: /s/ John L. Bunce                            9/20/02
                 ---------------------------------        ---------------------
               **Signature of Reporting Person                    Date
                       JOHN L. BUNCE

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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                                                                 SEC 1474 (7-96)